Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED UNDER THE MARKET ABUSE REGULATION (EU) NO. 596/2014. UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN

4D pharma announces Posting of Circular

Leeds, UK, February 26, 2021 - 4D pharma plc (AIM: DDDD) ("4D" or the "Company"), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs) - a novel class of drug derived from the microbiome, announces that it will today post a circular (the "Circular") to 4D shareholders in order to convene a General Meeting to, inter alia, approve the merger previously announced merger between 4D and Longevity Acquisition Corporation (NASDAQ: LOAC) ("Longevity"), a NASDAQ-listed Special Purpose Acquisition Company (“SPAC”).

Unless stated otherwise, capitalised terms used but not defined in this announcement shall have the meanings given to them in the Circular.

Current Trading

4D’s approach to Live Biotherapeutic Products (“LBPs”) is driven by a desire to ensure that its programmes have a real possibility of delivering safe and effective therapies, and providing solutions to major global healthcare issues such as cancer and asthma, as well as exploring novel approaches to neurodegeneration, which is becoming an ever-increasing burden as the global population continues to age.

The Directors believe that recent announcements by the Company are supportive of, and continue to validate, its single strain approach to novel Live Biotherapeutics and discovery platform MicroRx®. Highlights of recent clinical advances made by the Company include:

•	the announcement of full clinical benefit results from the completed Part A of a Phase I/II clinical trial of MRx0518 in combination with immune checkpoint inhibitor (ICI) Keytruda® (pembrolizumab), which demonstrated good safety and promising signals of efficacy, exceeding partners’ pre-defined threshold to support expansion; five of 12 patients with renal cell carcinoma (RCC) or non-small cell lung cancer (NSCLC) experienced a clinically meaningful benefit from the combination;

•	presentation of the first monotherapy data for lead immuno-oncology LBP MRx0518, from Part A of a Phase I trial of MRx0518 in the neoadjuvant setting, demonstrating strong signals of biological activity and tumour immune microenvironment modulation, which support pre-clinical findings;

•	expansion of Part B of the MRx0518 and Keytruda® combination trial, with the inclusion of additional tumour type cohorts and trial sites following the positive results in Part A in RCC and NSCLC;

•	completion of a Phase II clinical trial investigating the efficacy of Blautix® in the treatment of irritable bowel syndrome (IBS) which showed: (i) a statistically significant increase in overall response in pre-planned analysis of the combined IBS-C/D group compared to placebo; and (ii) a positive, though non-significant increase in overall response in both IBS-C and IBS-D cohorts individually. The primary efficacy endpoint of the trial was based on whether or not a subject, from either the IBS-C or IBS-D cohorts, was considered an overall responder. For a subject to be classed as an 'overall responder' they must have reported an improvement in their weekly (cohort specific) symptoms (abdominal pain intensity and stool frequency or consistency) for ≥50% of the treatment period; and

•	entry into a second clinical collaboration and drug supply agreement regarding MRx0518, with Merck KGaA and Pfizer, Inc.; under the agreement we will evaluate MRx0518 in combination with Merck KGaA and Pfizer’s ICI Bavencio® (avelumab) as a first-line maintenance therapy for urothelial carcinoma.

Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

To enable the Company to build on these advances and enhance its prospects of successfully taking its assets forward, the Company announced in July 2020 that it was investigating other capital market opportunities, including options for a potential U.S. listing. .. As a result, and with input from its UK and US advisers, the Company began to review and explore a number of options to potentially access the U.S. capital markets, including a direct listing onto NASDAQ, a “reverse merger” with a publicly listed company, and a merger with a special purpose acquisition company, or SPAC. The Company opted to focus on a transaction with a SPAC as this was more likely to generate shareholder value and reduce the risk of inheriting the contingent liabilities of a former operating company. On 22 October 2020, the Company announced a proposed combination with Longevity, a SPAC, and its intention to apply to NASDAQ for a listing of its American Depositary Shares (ADSs). A Registration Statement to register the Ordinary Shares represented by the ADSs to be issued in connection with the Merger was filed with the SEC on 25 November 2020 and was declared effective by the SEC on 25 February 2021.

The Company will, subject to Shareholder approval, issue in aggregate, 31,050,530 Ordinary Shares (the “Transaction Shares”) comprising: (i) 19,774,872 Ordinary Shares to be allotted to Longevity Shareholders as consideration in connection with the Merger (the “Merger Shares”); (ii) 2,750,000 Ordinary Shares to be allotted to Chardan in settlement of a financial adviser fee in connection with the Transaction (the “Chardan Shares”); (iii) 5,272,050 Ordinary Shares to be issued to the Backstop Investors pursuant to the Backstop Agreements (being 700,000 newly-issued Longevity Shares converted into Ordinary Shares at the Exchange Ratio) (the “Commitment Shares”); and (iv) 3,253,608 Ordinary Shares to be issued to those holders of rights issued at the time of the Longevity IPO which entitle each such holder to receive 0.1 Longevity Shares per right upon the consummation of a business combination (the “Rights Shares”). The Consideration Shares will, following Admission, be deposited with the Depositary Bank in order to issue ADSs based on a ratio of one ADS for every eight Consideration Shares issued. Each issued Longevity Share held immediately prior to Completion will be converted into the right to receive ADSs pursuant to the Exchange Ratio.

As stated in the announcement of the Merger in October 2020, at Completion 4D Shareholders will own approximately 86.9%, and Longevity Shareholders will own approximately 13.1%, of the issued share capital of the Enlarged Group based on the current issued share capital of 4D and Longevity. At Completion, the Transaction Shares (comprising the Merger Shares, the Chardan Shares, the Commitment Shares and the Rights Shares) will represent approximately 19.1 per cent. of the Enlarged Issued Share Capital.

Based on a price of £1.10 per Ordinary Share (which represented a premium of 18% to the Company’s closing share price on 21 October 2020 (being the latest practicable date prior to the announcement of the Merger)), the Merger Shares underlying the ADSs to be issued in exchange for each Longevity Share in the Merger represented (on 21 October 2020) an aggregate value of approximately £21.8 million.

In addition, in connection with the Transaction the Company will, subject to Shareholder approval, issue certain new warrants convertible into Ordinary Shares in accordance with their terms (the “New Warrants”) comprising: (i) 4,320,000 outstanding warrants that were previously issued by Longevity to holders of Longevity Shares at the time of the Longevity IPO and which will be converted into warrants to purchase up to 16,268,040 Ordinary Shares, payable in ADSs (the “Assumed Warrants”); (ii) warrants to be issued to the Backstop Investors to acquire up to 7,530,000 Ordinary Shares following Completion in connection with the Backstop Arrangements (the “Backstop Warrants”); and (iii) an option to acquire 2,892,096 Ordinary Shares to Cantor Fitzgerald, in its capacity as underwriter to Longevity at the time of the Longevity IPO (the “Underwriter’s Option”).

If all of the New Warrants are exercised for cash, the Company will receive approximately US$29 million of capital. Application will be made to the London Stock Exchange for the Transaction Shares to be admitted to trading on AIM, whereupon the Consideration Shares will be deposited with the Depositary Bank which will issue a proportionate number of ADSs. The ADSs are expected to be admitted to trading on NASDAQ.

Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

Background to and reasons for the Transaction

The Directors regularly evaluate the Company’s business and operations, long-term strategic goals, capital needs, and options to maximise shareholder value and prospects. The Board also regularly reviews strategic alternatives available to the Company, including merger and acquisition and financing opportunities.

Throughout 2020, there was a significant increase in interest in 4D on the part of overseas investors, particularly those based in the U.S.. As a result of this increased U.S. interest, in July 2020, 4D announced that it was investigating other capital market opportunities, including options for a potential U.S. listing.

The Directors explored a number of options to access the U.S. capital markets, including a direct listing onto NASDAQ and a reverse merger. The Directors concluded that the preferred avenue to accessing the U.S. capital markets was via a merger with a SPAC as this was more likely to generate shareholder value and reduce the risk of inheriting the contingent liabilities of a former operating company.

A comprehensive analysis of available SPACs was conducted by the Directors, who sought to identify a SPAC with sufficient capital to extend meaningfully the Company’s cash runway without excessively diluting the holdings of Shareholders. Longevity was identified as the preferred SPAC during this process.

The Directors believe that a NASDAQ Listing will give the Company an opportunity to expand its investor base, attract substantial capital investment and enhance its reputation globally. The Directors also believe that the NASDAQ Listing will enable the Company to access funds from specialist healthcare investors that might otherwise be unavailable to the Company as a result of its current listing on AIM. NASDAQ is well known as a particularly supportive environment for rapidly growing biotech businesses such as 4D. The Directors believe that the deeper pool of specialist biotech investors in the United States have an investment appetite more suited to a rapidly growing company in the biotechnology sector. As such, the Directors believe that the value of the Company’s intellectual property and drug discovery and development activities may be better realised on the U.S. capital markets due to the larger number of specialist investors being able to recognise the Company’s position as a leader in its field.

The Directors believe that, as a dual listed entity on both AIM and NASDAQ, the Enlarged Group will benefit from a higher profile and greater exposure to investors, potential partners, analysts and industry media.

A backstop financing facility has been put in place such that the US$14.6 million cash reserves held by Longevity immediately prior to the announcement of the Merger will be guaranteed to be held by Longevity upon Completion. These funds (less existing indebtedness in Longevity repayable on Completion and the costs associated with the Transaction) will thus be available to the Enlarged Group as new capital following Completion, giving the Enlarged Group an operational cash runway into early Q3 2021.

Details of the Merger

A SPAC is a limited life company which is listed with a view to carrying out a business combination (usually within 2 years from the date of its initial public offering, extendable by shareholder approval). A SPAC’s principal asset is the cash that it holds in a trust account contributed by its shareholders at its initial public offering. There are several benefits of acquiring a SPAC rather than an operating company, including the likelihood that there will be fewer liabilities in a SPAC because it has never had any business operations, other than identifying a merger candidate.

Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

Following a thorough analysis of the SPAC market conducted by Chardan, the Company identified Longevity as the preferred merger target as not only would the acquisition of Longevity give 4D access to the U.S. market, but it would also allow the Company to access the cash held by Longevity in its trust account and thus extend its cash runway. As at the Last Practicable Date, there was US$14.6 million held in the Longevity trust account.

In order to effect the Merger, the Company incorporated a new wholly owned subsidiary in the BVI, Merger Sub, which will merge with Longevity, which is also incorporated in the BVI. At Completion, the surviving entity will be Merger Sub, which will be a wholly owned subsidiary of the Company. The terms of the Merger Agreement provide that Completion is subject to a number of conditions including approval by Shareholders of the Resolutions to be proposed at the General Meeting, the Registration Statement being declared effective by the SEC, the approval of the listing of the ADSs to trading on NASDAQ, and approval of Longevity Shareholders of the Merger at the Longevity Special Meeting due to be held on 17 March 2021.

Subject to certain limitations set out in the Longevity Charter, the Longevity Shareholders have an opportunity to redeem their Longevity Shares for cash equal to a pro rata share of the aggregate amount on deposit in the trust account prior to Completion. Any redemptions by Longevity Shareholders would reduce the capital available to the Enlarged Group. The cash of US$14.6 million held by Longevity at the date the Merger was announced is a key driver of the Transaction as it allows the Company to extend meaningfully its cash runway and so arrangements were put in place prior to the announcement of the Merger with certain investors, including the Company’s directors Duncan Peyton and Alex Stevenson, and the Company’s current largest shareholder, Steven Oliveira and his connected companies (the investors together being the “Backstop Investors”), to underwrite any redemptions of the amount held by Longevity in its trust account (the “Backstop Arrangements”).

The Backstop Investors have committed to subscribe for Longevity Shares prior to Completion so as to raise up to US$14.6 million in the event of redemptions by Longevity Shareholders. To secure the Backstop Arrangements, Longevity has agreed to allot 700,000 newly issued Longevity Shares to the Backstop Investors, which will be converted, based on the Exchange Ratio, into 5,272,050 Ordinary Shares (the “Commitment Shares”).

In addition, Whale Capital Management, the SPAC Sponsor and largest shareholder in Longevity, will transfer 200,000 Longevity Shares (the equivalent of 1,506,300 Ordinary Shares based on the Exchange Ratio) to the Backstop Investors and grant the Backstop Investors an option to acquire up to an additional 400,000 outstanding Longevity Shares (which will be converted, based on the Exchange Ratio, into an option to acquire up to an additional 3,012,600 Ordinary Shares) from the SPAC Sponsor (together, the “SPAC Sponsor Backstop Shares”). The Merger Shares include the SPAC Sponsor Backstop Shares.

The Company has also agreed to grant warrants to acquire up to an additional 7,530,000 Ordinary Shares to the Backstop Investors if and to the extent the Assumed Warrants are exercised (the “Backstop Warrants”).

Duncan Peyton and Alex Stevenson, being the Chief Executive Officer and Chief Scientific Officer of the Company respectively, will also enter into Lock-up Agreements at Completion. Under the terms of the Lock-up Agreements, each of them will agree that, subject to certain limited exceptions, he will not sell any Consideration Shares due to him under the terms of the Merger for a period of twelve months.

In addition to the allotment of Consideration Shares, the Company has agreed to assume the outstanding warrants to subscribe for Longevity Shares, as were originally issued to holders of Longevity Shares at the time of the Longevity IPO (the “Assumed Warrants”). At Completion, the Assumed Warrants will entitle the warrant holders to subscribe for, in aggregate, 16,268,040 Ordinary Shares at US$1.53 per Ordinary Share. If all of the Assumed Warrants are exercised for cash, the Company will receive up to US$24.7 million of capital.

Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

In addition to these outstanding warrants issued by Longevity, there are also 4,320,000 rights outstanding which were issued by Longevity to holders of Longevity Shares at the time of the Longevity IPO. These rights permit the holder of those rights to receive 0.1 Longevity Share per right upon completion of a business combination. Therefore, upon Completion, the holders of those rights will receive 432,000 Longevity Shares, which will be converted, based on the Exchange Ratio, into 3,253,608 Ordinary Shares (the “Rights Shares”).

At the time of the Longevity IPO, Longevity granted an option to its underwriter, Cantor Fitzgerald, pursuant to which it agreed to be allotted units in the enlarged company upon completion of a merger. Upon exercise of this option in full and the underlying warrants, 4D will receive US$4,140,000 and would allot 2,892,096 Ordinary Shares to Cantor Fitzgerald (the “Underwriter’s Option”).

The Backstop Arrangements also provide that, subject to certain conditions, 4D may be required to file, within thirty days of Completion, a registration statement under the Securities Act registering the resale of the Ordinary Shares received by the Backstop Investors pursuant to the Merger and the Backstop Arrangements.

Details of the US Registration and the NASDAQ Listing

Registration Statement

The Company has filed a registration statement on Form F-4 (the “Registration Statement”) which has been declared effective by the SEC. The Registration Statement contains a prospectus under the Securities Act with respect to the offering of the Company’s Ordinary Shares, in the form of ADSs, to the shareholders of Longevity in the Merger. The Registration Statement also contains a proxy statement of Longevity in connection with the solicitation of approval, in accordance with the BVI Companies Act, by Longevity Shareholders of the Merger Agreement, the plan of merger between Longevity and Merger Sub in accordance with the BVI Companies Act, and the Merger. Longevity will hold a shareholder meeting on 17 March 2021 (“Longevity Special Meeting”) for the purposes of obtaining these approvals. As a result of the registration, the ADSs issued in the Merger to Longevity Shareholders will be freely tradeable under U.S. securities laws. Since existing shareholders of the Company are not being offered new Ordinary Shares or ADSs in the Merger, and only Longevity Shareholders are entitled to vote at the Longevity Special Meeting, the Registration Statement is not directed at Shareholders.

NASDAQ Listing

In connection with the Merger, the Company has filed an initial listing application with NASDAQ to list the Company’s ADSs on the Nasdaq Global Market under the symbol “LBPS”. The listing is subject to 4D fulfilling all of the listing requirements of The Nasdaq Global Market. It is a condition to the completion of the Merger that the Company’s ADSs be approved for listing on NASDAQ, subject to official notice of issuance. While the Company believes it will meet all the requirements for listing prior to the Completion, there is no guarantee that the ADSs will be accepted for trading on The Nasdaq Global Market. Following Completion, the Ordinary Shares will continue to be admitted to trading on AIM under the symbol “DDDD”.

Following Completion, Longevity Shares, which currently trade on the Nasdaq Capital Market, will be delisted from NASDAQ and deregistered with the SEC.

Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

Each ADS represents eight Ordinary Shares and will be quoted in U.S. dollars. The Company expects trading in ADSs will be associated with the value of the eight Ordinary Shares that each ADS represents, giving effect to the pound sterling to dollar currency exchange rate. However, there can be no assurance that the trading price for the Company’s ADSs on NASDAQ will correlate directly with the trading price of the Ordinary Shares on AIM.

Implications of NASDAQ listing on Existing Shareholders

As the Company’s Ordinary Shares will continue to trade on AIM following Completion, existing Shareholders in 4D do not need to take any action with the respect to the ADSs issued in the Merger that will trade on NASDAQ.

Strategic Plans for the Enlarged Group

Throughout 2020, the Company has made progress in advancing the development of its LBP candidates, including:

•	generating, to 4D’s knowledge, the first proof-of-concept data of a Live Biotherapeutic in an oncology setting in the trial of MRx0518 in combination with immune checkpoint inhibitor (ICI) Keytruda® (pembrolizumab) in patients with metastatic NSCLC, RCC and UC that are refractory to prior anti-PD-1/PD-L1, a difficult to treat, highly refractory population with secondary resistance to prior ICIs and high unmet medical need;

•	the completion of Part A of a Phase I trial of MRx0518 as a neoadjuvant monotherapy, demonstrating strong immunological signals of single agent biological activity, which support pre-clinical findings;

•	completion of a Phase II clinical trial investigating the efficacy of Blautix® in the treatment of irritable bowel syndrome (IBS) which showed: (i) a statistically significant increase in overall response in pre-planned analysis of the combined IBS-C/D group compared to placebo; and (ii) a positive, though non-significant increase in overall response in both IBS-C and IBS-D cohorts individually. The primary efficacy endpoint of the trial was based on whether or not a subject, from either the IBS-C or IBS-D cohorts, was considered an overall responder. For a subject to be classed as an 'overall responder' they must have reported an improvement in their weekly (cohort specific) symptoms (abdominal pain intensity and stool frequency or consistency) for ≥50% of the treatment period; and

•	entry into a second clinical collaboration and drug supply agreement regarding MRx0518, with Merck KGaA and Pfizer, Inc. under which the Company will evaluate MRx0518 in combination with Merck KGaA and Pfizer’s ICI Bavencio® (avelumab) as a first-line maintenance therapy for urothelial carcinoma.

Following Completion, 4D intends to continue the clinical development of its lead assets and build upon these developments, including:

•	advancing the expanded Part B of the ongoing Phase I/II combination study of MRx0518 and Keytruda® to completion; enrolment is currently expected to complete in Q4 2021;

•	continued engagement with the FDA in 2021 to discuss the development and approval pathway for MRx0518 in combination with an ICI in patients with solid tumours and secondary resistance to prior ICI therapy;

•	investigating the efficacy of MRx0518 in additional cancer patient groups, treatment settings, and as part of additional combination therapies, including an ongoing Phase I trial in pancreatic cancer, and commencement of a fourth clinical trial of MRx0518 in combination with ICI Bavencio® as a first-line maintenance therapy for urothelial carcinoma, expected to commence in 2021;

Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

•	evaluating designs for a potential first-in-human clinical trial of MRx0029 in-patient clinical trial in neurodegenerative diseases such as Parkinson’s disease;

•	continuing to advance the vaccines discovery program in collaboration with MSD;

•	completing a Phase II trial of MRx-4DP0004 to prevent or reduce the hyperinflammatory response in hospitalized patients with COVID-19; and

•	completing ongoing Phase I/II study of MRx-4DP0004 in poorly controlled asthma in combination with existing long-term maintenance therapy.

Although it is not ruled out going forward, it is currently not intended that 4D will move any operations to the United States in the near-term. However, a U.S. subsidiary has recently been incorporated to enable recruitment of key U.S.-based staff, thus permitting additional U.S.-facing business functions to be established if and when required. There is no current intention to change any of the operations of 4D as a result of the Transaction.

The Company intends to maintain its listing on AIM following Completion.

Additional Fundraising

As part of the Merger process, the Directors have considered the funding requirements for the execution of the Enlarged Group’s business plan following Completion. As reported previously, taking account of 4D’s existing resources and the US$14.6 million cash reserves held by Longevity prior to the announcement of the Merger (less existing indebtedness in Longevity repayable on Completion and the costs associated with the Transaction), the Enlarged Group has an operational cash runway into early Q3 2021.

Therefore, the Enlarged Group will require additional external funding before Q3 2021 in order to be able to continue as a going concern. Principally, this funding will be required to continue the clinical development of its lead assets, as detailed above, fund ongoing administrative costs and other general working capital and contractual financing requirements.

The Board anticipates that additional finance will come primarily from equity funding and expects that additional funds can be raised before Q3 2021. The Board is considering the option of raising a minimum of US$25 million and intends to approach a limited number of qualified institutional buyers and institutional accredited investors regarding a potential private placement of its Ordinary Shares or ADSs. This financing transaction, if completed, could close contemporaneously with, or on a date after, the completion of the Merger. The decision regarding how much to raise or whether to proceed or not, will depend on the prevailing market conditions, investor appetite and price, and there is no certainty that any such fundraising transaction will proceed nor what amount might be raised.

The Board is therefore seeking approval at the General Meeting to issue new shares on a non-pre-emptive basis for up to 40 per cent. of the Company’s Enlarged Issued Share Capital (following Completion). The Board will update Shareholders as appropriate regarding any future funding proposals. It remains of the opinion that the NASDAQ Listing will provide access to specialist healthcare investors in the US.

Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

Background to the New Articles

In connection with, and to facilitate the NASDAQ Listing, it is proposed that the Company will adopt New Articles at the General Meeting.

The New Articles make a number of changes that are either administrative in nature or reflect certain updates in applicable law or best practice for companies with shares admitted to trading on AIM and ADSs admitted to trading on NASDAQ. These changes include:

•	increasing the limit for the total fees of the Directors in any one financial year to £600,000;

•	allowing the Company to hold electronic general meetings;

•	requiring the vacation of office by a Director if he becomes prohibited by the NASDAQ Rules from being a director; and

•	clarifying that, notwithstanding the NASDAQ Listing, unless the Company agrees otherwise the courts of England and Wales shall continue to be the sole and exclusive forum for the settlement of disputes involving the Company, save in relation to disputes arising under the Securities Act, in which case the federal district courts of the United States will be the sole and exclusive forum for the settlement of disputes.

The Articles and the New Articles (and a comparison of the two showing proposed amendments) are available for inspection on the Company’s website at www.4dpharmaplc.com.

Related Party Transactions

As announced by the Company on 22 October 2020, the participation by Duncan Peyton in the Backstop Arrangements in the amount of up to US$1,075,862 and the participation by Alex Stevenson in the Backstop Arrangements in the amount of up to US$827,856, both constitute related party transactions for the purposes of the AIM Rules because, if funds are withdrawn from the Longevity trust account, the Backstop Investors will make up the shortfall so that the US$14.6 million in the trust account at the time the Merger was announced will be available to the Enlarged Group at Completion. As a result of the terms of these Backstop Arrangements, the shareholdings in the Company of Duncan Peyton and Alex Stevenson could increase.

For the same reasons as noted above, the participation by Steve Oliveira and connected parties, a substantial shareholder (as defined by the AIM Rules) in the Company, in the Backstop Arrangements in the amount of up to US$5 million (in aggregate) is also a related party transaction.

The Independent Directors, having consulted with the Company’s nominated adviser, N+1 Singer, considered that the terms of the related party transactions are fair and reasonable insofar as Shareholders are concerned. In providing their advice to the Independent Directors, N+1 Singer have taken into account the commercial assessments of the Independent Directors.

			Compensation	Compensation if no redemptions and all Longevity	Compensation	Compensation if 100% redemptions and all Longevity
	Current	% of	if no	warrants	if 100%	warrants
Director	Shareholding	Backstop	redemptions	exercised	redemptions	exercised
Duncan Peyton	8,359,835	7.31%	495,224	1,045,363	1,241,813	1,791,952
Alex Stevenson	8,317,896	5.62%	381,065	804,387	955,552	1,378,874
Steve Oliveira and connected parties	14,442,698	33.95%	2,301,520	4,858,256	5,771,247	8,327,982

Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

General Meeting

In light of current laws and the UK Government’s current guidance regarding the COVID-19 pandemic, which includes enforcement of social distancing and the national restrictions which are currently in force, Shareholders will not be permitted to attend the General Meeting.

The General Meeting will be convened in accordance with the Articles and in line with the UK Government’s guidance. Voting on the Resolutions to be proposed at the General Meeting shall be held on a poll rather than on a show of hands. The Company believes that this is the best and fairest way to ensure that the votes of all Shareholders can be taken into account, whilst also preventing the Company and Shareholders breaching the UK Government’s guidance. Accordingly, the Company encourages all Shareholders to vote electronically using the CREST Proxy Voting Service or by going to www.signalshares.com (as applicable) as soon as possible, in each case electing the Chairman of the meeting as their proxy as no other proxy will be permitted to attend the General Meeting.

The health and well-being of our Shareholders, employees and stakeholders remains our priority and the steps set out above are necessary and appropriate during the COVID-19 pandemic. We trust that Shareholders will understand the need for these precautions in line with Government public health guidelines.

Directors’ Recommendation and Voting Intention

The Directors consider the Transaction and the adoption of the New Articles to be in the best interests of the Company and its Shareholders as a whole and accordingly unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the General Meeting, as they intend to do in respect of their own beneficial holdings of Ordinary Shares amounting, in aggregate, to 16,707,731 Ordinary Shares (representing approximately 12.7 per cent. of the Company’s existing issued ordinary share capital as at 25 February 2021 (being the Last Practicable Date)).

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Posting of this Circular and Form of Proxy to 4D Shareholders	26 February 2021
Posting of the Prospectus/Proxy Statement to Longevity Shareholders	26 February 2021
4D General Meeting	10 a.m. on 18 March 2021
Longevity Special Meeting	10 a.m. (Eastern Time) on 17 March 2021
Result of the 4D General Meeting announced via RIS	18 March 2021
Result of the Longevity Special Meeting announced via RIS	17 March 2021
Admission of Transaction Shares to trading on AIM	22 March 2021
Admission of ADSs to trading on NASDAQ	22 March 2021

Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

Notes:

References to times in this Document are to London time (unless otherwise stated).

About 4D pharma

Founded in February 2014, 4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D's Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programmes, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA® (pembrolizumab) in solid tumours, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumours, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, a Phase II study of MRx-4DP0004 in patients hospitalised with COVID-19, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programmes include candidates for CNS disease such as Parkinson's disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

In October 2020 4D announced its intention to merge with Longevity Acquisition Corporation (NASDAQ: LOAC), a special purpose acquisition company (SPAC), and seek a NASDAQ listing. The merger is expected to be completed and the NASDAQ listing of 4D American Depositary Shares (ADSs) under the ticker symbol ‘LBPS’ is currently expected to become effective in early 2021, subject to approval of 4D Shareholders and Longevity Shareholders, and the SEC review process.

For more information, refer to https://www.4dpharmaplc.com

Contact Information:

4D

Duncan Peyton, Chief Executive Officer +44 (0)113 895 0130

Investor Relations ir@4dpharmaplc.com

Investor Relations

Julie Seidel, Stern Investor Relations, Inc. +1-212-362-1200

Julie.seidel@sternir.com

N+1 Singer - Nominated Adviser and Joint Broker +44 (0)20 7496 3000

Philip Davies / Iqra Amin / James Fischer (Corporate Finance)

Tom Salvesen (Corporate Broking)

Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson / Phil Walker

Image Box Communications

Neil Hunter / Michelle Boxall +44 (0)20 8943 4685

Forward-Looking Statements

This press release contains "forward-looking statements." All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding expected trading of 4D pharma ADSs on NASDAQ and the potential timing thereof, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company's current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company's forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company's business, including the risks of delays in admitting the ADSs to trading on NASDAQ and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”), should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information about the Merger and Where to Find it

This press release is being made in respect of a proposed business combination involving 4D and Longevity. Following the announcement of the proposed business combination, 4D filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which Registration Statement has been declared effective by the SEC. This press release does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Registration Statement includes a preliminary prospectus with respect to 4D’s ordinary shares and ADSs to be issued in the proposed transaction and a proxy statement of Longevity in connection with the merger. The proxy statement/prospectus will be provided to the Longevity shareholders. 4D and Longevity also plan to file other documents with the SEC regarding the proposed transaction.

This press release is not a substitute for any prospectus, proxy statement or any other document that 4D or Longevity may file with the SEC in connection with the proposed transaction. Investors and security holders are urged to read the Registration Statement and, when they become available, any other relevant documents that will be filed with the SEC carefully and in their entirety because they will contain important information about the proposed transaction.

Filed by 4D Pharma plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-250986

Subject Company:

Longevity Acquisition Corp.

(Commission File No. 001-38637)

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC without charge, at the SEC’s website (www.sec.gov) or by calling +1-800-SEC-0330.

Participants in the Solicitation

Longevity and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Longevity’s shareholders with respect to the proposed transaction. Information regarding Longevity’s directors and executive officers is available in its annual report on Form 10-K for the fiscal year ended February 29, 2020, filed with the SEC on April 30, 2020. Additional information regarding the participants in the proxy solicitation relating to the proposed transaction and a description of their direct and indirect interests is contained in the Registration Statement.

4D and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Longevity in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is included in the Registration Statement.